[TREX COMPANY, INC. LETTERHEAD]

October 2, 2009

BY EDGAR AND FACSIMILE

Mr. Dieter King

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth St., NW

Washington, DC 20549

RE:	Trex Company, Inc.
Registration Statement on Form S-3
filed on September 4, 2009, as amended on September 29, 2009 and
October 2, 2009
File No. 333-161732

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trex Company, Inc. requests the above-referenced Registration Statement be declared effective on Tuesday, October 6, 2009, at 11:00 a.m. or as soon as possible thereafter.

Trex hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Trex from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Trex may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Brian M. Brown, Esq. of Woods Rogers PLC when the Registration Statement is declared effective. Mr. Brown’s telephone number is (804) 343-5023.

Very truly yours,

TREX COMPANY, INC.

By:	/s/ William Gupp
William Gupp
Vice President, General Counsel and Secretary

cc:	Brian M. Brown, Esq.